

August 12, 2021

Philip A. Choyce
Executive Vice President and Chief Financial Officer
Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, TX 77070

      **Re: Independence Contract Drilling, Inc.**
          **Registration Statement on Form S-3**
          **Filed August 6, 2021**
          **File No. 333-258534**

Dear Mr. Choyce:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc:     David C. Buck